UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No _*)

MEDICAL CARE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.00001 Per Share
(Title of Class of Securities)

584507107
(CUSIP Number)

AGS Capital Group, LLC Attn: Allen Silberstein 801 Brickell Avenue, Suite 902 Miami, FL 33131 (305) 789-6641
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584507107

1.	Names of Reporting Persons

AGS Capital Group, LLC (“AGS”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

[—]

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power
477,777,777 (Issuer issued these shares directly to Reporting Person and disclosed in Form 10-Q filed on May 15, 2012)

8.	Shared Voting Power

0

9.	Sole Dispositive Power
477,777,777 (Issuer issued these shares directly to Reporting Person and disclosed in Form 10-Q filed on May 15, 2012)

10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

477,777,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

35.3%

14.	Type of Reporting Person

OO

CUSIP No.	584507107

1.	Names of Reporting Persons

Allen Silberstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power
477,777,777 (Issuer issued these shares directly to Reporting Person and disclosed in Form 10-Q filed on May 15, 2012)

8.	Shared Voting Power

0

9.	Sole Dispositive Power
477,777,777 (Issuer issued these shares directly to Reporting Person and disclosed in Form 10-Q filed on May 15, 2012)

10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

477,777,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

35.3%

14.	Type of Reporting Person

IN

Item 1.	Security and Issuer.

(a)	The class of equity securities to which this statement relates is the Issuer’s common stock.
(b)	The Issuer’s principal executive offices are located at Room 815, No. 2 Building Beixiaojie, Dongzhimen Nei, Beijing 10009, People’s Republic of China.

Item 2.	Identity and Background.

(a)
The persons and entities filing this Schedule 13D are AGS, Allen Silberstein, the managing partner of AGS, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AGS.

(b)	The address of the principal place of business for each of the Reporting Persons is c/o AGS Capital Group, LLC, 801 Brickell Avenue, Suite 902, Miami, Florida, 33131.
(c)
The principal occupation of each of the Reporting Persons is the investment business.  The principal business of AGS is to make investments in public companies, and Allen Silberstein is the managing member of AGS.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.
(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	AGS is a New York Limited Liability Company. Allen Silberstein is a U.S. citizen.

Item 3.
Source and Amount of Funds or Other Consideration.

On April 5, 2012, the Issuer issued $30,000 worth of stock based off the bid price in the amount of 33,333,333 shares directly to AGS as payment for structuring, legal administrative and due diligence costs associated with a Reserve Equity Financing, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 16, 2012.  On May 8, 2012, the Issuer issued 444,444,444 shares directly to AGS as a commitment fee for executing that certain Reserve Equity Financing Agreement, dated April 27, 2012, with AGS.  This issuance was disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2012.

Item 4.
Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes.  The Reporting Persons may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock held by the Reporting Persons in the open market or in privately negotiated transactions.  Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities and other future developments.

Item 5.	Interest in Securities of the Issuer.

(a)
Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 1,353,060,566 shares of common stock, which was reported to the Reporting Person by the Issuer’s transfer agent.

(b)	See (a) above.
(c)	The Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.
(d)
Under certain circumstances set forth in the limited partnership agreement of AGS, the general partner and limited partners of such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)	Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the securities of the Issuer, the Reporting Persons have a Reserve Equity Financing Agreement and Registration Rights Agreement with the Issuer, dated April 27, 2012.  A copy of the Reserve Equity Financing Agreement was filed as Exhibit 10.40 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 4, 2012, and incorporated herein by reference.  A copy of the Registration Rights Agreement was filed as Exhibit 10.41 to the Issuer’s Current Report on Form 8-K, filed May 4, 2012, and incorporated herein by reference.  On July 23, 2012, the Issuer sent to AGS a letter terminating the Reserve Equity Financing and Registration Rights Agreement, however, the Issuer did not pay the required termination fee.  This was disclosed in Item 1.02 to the Issuer’s Current Report on Form 8-K, filed June 12, 2012, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Acquisition Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2012

AGS Capital Group, LLC; By: /s/ Allen Silberstein Authorized Signatory
Allen Silberstein By: /s/ Allen Silberstein

Exhibit A

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 16, 2012

AGS Capital Group, LLC; By: /s/ Allen Silberstein Authorized Signatory
Allen Silberstein By: /s/ Allen Silberstein